Kellie Kim

Ruari Regan

Office of Real Estate & Construction

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

July 19, 2024

Re: YSMD, LLC

Offering Statement on Form 1-A

Post Qualification Amendment No. 10

Filed January 19, 2024

File No. 024-12008

Dear Ms. Kim and Mr. Regan:

We acknowledge receipt of comments in your letter of June 17, 2024 regarding the Offering Statement of YSMD, LLC (the “Company”), which we have set out below, together with our responses.

Post-Qualification Amendment No. 11 filed on July 19, 2024

Offering Statement on Form 1-A Post Qualification Amendment No. 10 Auto Invest, page 29

1.	We note your revised disclosure that investors who desire to purchase additional YSMD Series Interests in this offering at regular intervals may be able to do so by electing to participate in the automatic investment program in the subscription agreement. Please revise to clarify how your activities will be done in compliance with Regulation A, for example, please ensure that your analysis and disclosure reflects: (i) that you will obtain the affirmative consent from each holder prior to any and each subsequent investment in your securities made with such holder’s auto invest amounts; (ii) confirm that you will provide investors with a hyperlink to the current offering circular in connection with and at the time of any such additional monthly investment (refer to Rule 251(d)(1)(iii)); (iii) how you will comply with the investment limitations and qualifications for purchaser status set forth in Rule 251(d)(2)(i)(C) with respect to monthly investments made with auto invest amounts; and (iv) how you will ensure you are eligible to offer and sell securities pursuant to Regulation A at the time of such sales.

While the Company does not admit that the automatic investment program is inconsistent with the requirements of Regulation A, the Company has chosen to remove the program from the offering and any investor that has previously signed up for the program will be required to resubscribe to receive additional interests in the Company’s offering.

Bonus Interests, page 29

2.	We note your revisions to the bonus interest program in response to comment 2 and that the company’s Managing Member will pay the difference directly to the Series subscribed for by the investor. Please tell us which agreement sets out the managing member's obligations to make these payments and clarify what will occur to the bonus interests in the event that the managing member does not or cannot make these payments for any reason. Please file the agreement governing the bonus interest program as an exhibit. We may have further comment.

The Company has decided to remove the bonus interest program from the offering.

3.	We note your response to comment 3 that no bonus shares were granted for any series; however, it appears bonus shares were offered at various times and on various terms for both the Buttonwood 19-3 and 2340 Hilgard series, including in November 2023, December 2023 and January 2024. With a view to disclosure, please clarify when you offered bonus shares with respect to each series, the terms under which such bonus shares were offered, the amounts subscribed for each series to date and clarify why no bonus shares were granted given the various offers and subscriptions.

Upon further review, it was determined that Bonus Interests were issued to certain investors in accordance with the promotional terms communicated to investors during the applicable time periods. Those promotional terms provided for investors receiving Series Interests valued at 10% of the cash value of the investor’s initial subscription, which were paid for by the Manager. These Series Interests were fully paid for and were only sold out of Series Interests pursuant to a qualified Offering Statement in the following amounts:

Period	Series	Amount
November 2023	Series Buttonwood 19-3	$23,376.00
December 2023	Series Buttonwood 19-3	$29,482.00
January 2024	Series Buttonwood 19-3	$89,994.00

While not admitting the issuance of the Bonus Interests was undertaken in a violative manner, the Company has provided each of those investors the opportunity to rescind the transaction in which they received their Bonus Interests. Rescission communications were sent directly to each eligible investor.

Plan of Operations, page 46

4.	We note your revisions in response to prior comment 1; however, it remains unclear how much money you have raised from each of your offerings to date. We note disclosure in your 1-K filed on April 29, 2024 referencing fully subscribed equity subscriptions and subscriptions receivable. Please explain these terms clearly and provide the total subscriptions for each offering as of the most recent practicable date. Based on the amounts received to date explain how you expect to complete the acquisitions of each series property in the time indicated. For example, it appears from your 1-K that as of December 31, 2023 you have received $157,100 of fully subscribed equity subscriptions for the Hilgard series, yet the purchase price is approximately $1,820,000. Given the amounts raised to date in that offering it is unclear how you expect to complete the acquisition of the property during the second quarter of 2025. Explain clearly what will occur in the event you do not raise sufficient funds by the time that the offering terminates.

The Company has amended its Offering Circular to provide additional details of the amounts raised, number of investors, and approximate value of debt that would be required as of June 30, 2024 to complete the acquisition of each property.

Index to Financial Statements, page F-1

5.	We note that the company has removed the 2022 Pro Forma Income Statement and Balance Sheet from its filing. However, the index to the financial statements still includes reference to 2022. Please update the index.

The Company has removed the reference to the 2022 Pro Forma Income Statement and Balance Sheet from its index to the financial statements.

Unaudited Pro Forma Combined Financial Statements, page F-76

6.	We note your disclosure for each series on pages 32-36 that in the event you receive gross proceeds less than the net purchase price of the Property, the Managing Member will provide each series with a loan (the “Acquisition Loan”) in an amount necessary complete the acquisition of the Property. Given the offering is a best efforts no minimum offering, please revise your pro forma balance sheet and income statement to reflect the purchase of the properties using the Acquisition Loans.

The Company has revised its pro forma financial statements to reflect the value of any related party debt that would be taken on to complete the acquisitions based on the value of the debt, being the difference between the maximum offering amount and what has been raised from investors as of June 30, 2024 plus the projected amounts to be raised until the target acquisition date..

If you have additional comments or questions, please feel free to contact me at jill@crowdchecklaw.com.

Sincerely,

/s/ Jill Wallach

Jill Wallach

Counsel

CrowdCheck Law LLP

Cc: Shannon Menjivar, Securities and Exchange Commission

Pam Long, Securities and Exchange Commission

Qian Wang, YSMD, LLC

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